September 14, 2004

BY EDGAR AND HAND DELIVERY

Ms. Peggy Kim
Mr. Paul Fischer
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     U-Store-It Trust
           Registration Statement on Form S-11
           Filed on August 2, 2004
           Registration No. 333-117848

Dear Ms. Kim and Mr. Fischer:

     On behalf of our client, U-Store-It Trust (the “Company”), a Maryland real estate investment trust, set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated September 1, 2004 (the “September 1 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-117848) filed by the Company on August 2, 2004. The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 1 Letter and are numbered accordingly.

Form S-11

General

1.	We note that you intend to elect to be taxed as a REIT and that your offering may constitute a “blind-pool” offering. If so, please revise to include all applicable Industry Guide 5 disclosure, including prior performance information substantially similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to Release 33-6900. If you do not believe you are required to provide prior performance disclosures, or if you do not believe that you have any prior performance to disclose, please supplementally explain the basis for that belief.

In response to the Staff’s comment, the Company does not believe that its offering constitutes a “blind pool” offering. Uses for substantially all of the net proceeds of the offering have now been identified on pages 11 and 34 of the prospectus.

2.	We note that as part of the formation transactions, High Tide LLC will be reorganized into a REIT and the existing corporate general partner of your operating partnership will merge with you. Please revise throughout to identify the existing corporate general

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September 14, 2004

partner by name. Please also provide a detailed and thorough analysis of whether the disclosure rules relating to roll-up transactions should apply to the proposed acquisition. Refer to Item 901 of Regulation S-K.

In response to the Staff’s request in this comment and your similar requests in comments 51 and 95, we have revised the disclosure to specifically refer to Amsdell Partners, Inc. and High Tide LLC where applicable. See, for example, pages 1, 6 and 89.

The Company respectfully submits that it does not believe that the formation transactions constitute a roll-up transaction. The common shares of the Company and the operating partnership units to be issued in the formation transactions will be issued in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The common shares and units will be issued to (i) Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell (each of whom is an executive officer or trustee of the Company or both), (ii) two irrevocable trusts (the Robert L. Amsdell Family Irrevocable Trust and the Loretta Amsdell Family Irrevocable Trust), and (iii) three entities or trusts wholly owned and controlled by Robert J. Amsdell and Barry L. Amsdell. The Company believes that each of these persons, entities and trusts meets the Section 4(2) qualifications, including with respect to purchaser sophistication. Each of these persons, and each person exercising control over the entities and trusts, is intimately familiar with the Company’s proposed operations, and the Company believes that none of these persons, entities or trusts will be receiving common shares or units with a view to their distribution. Furthermore, binding agreements with respect to these transactions were entered into prior to the filing of the Company’s registration statement, and therefore these transactions would not be integrated with the public offering pursuant to Rule 152 under the Securities Act. Under Item 901(c)(2)(ii), a “roll-up transaction” does not include “[a] transaction in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act of 1933.” Therefore, the Company believes that Subpart 900 of Regulation S-K is inapplicable to its formation transactions.

3.	Please supplementally provide us with copies of any graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company is supplementally providing as Exhibit A hereto copies of graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the prospectus.

4.	Please provide us with all written promotional and sales material, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D. of Guide 5.

The Company supplementally advises the Staff that neither the Company nor any of the underwriters anticipates delivering any written promotional or sales materials (other than the

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September 14, 2004

prospectus) to prospective investors in connection with the offering either directly or through any broker-dealers.

5.	Please revise to include the disclosure required by Item 3(b) of Form S-11 with respect to underwriting compensation and the percentage of securities being offered to affiliates, or advise us why you believe it is appropriate not to do so.

These percentages are included in the diagram on page 9. In addition, the Company has added, in the summary risk factors, a specific comparison of the Company’s net proceeds in the offering to the proceeds used to repay the existing Lehman Brothers term loan. See page 5. The Company also notes that these two amounts are also disclosed to investors in the “Summary—The Offering” section and in the “Use of Proceeds” section.

6.	Please provide the general information required by Item 11(b) of Form S-11. Additionally, provide disclosure regarding promoters, including the information called for by Item 11(d) regarding the names of the promoters and their position and offices with the registrant now held or intended to be held.

Item 11(b) of Form S-11 requires that the registrant state the date on which its governing instrument became effective. The Company has added disclosure to this effect under the caption “Description of Shares—Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws—Term and Termination” on page 116. Item 11(b) also requires that the registrant state the date on which its governing instrument will expire and provide disclosure if the duration of the registrant may be sooner terminated or extended. The Company has a perpetual existence and may be liquidated and dissolved only upon board of trustees and shareholder approval. The Company’s disclosure with respect to these matters is also on page 116.

Item 11(d) of Form S-11 requires the full names of all promoters and disclosure with respect to their positions and offices with the registrant now held or intended to be held. The Company’s promoters are Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell and Steven G. Osgood. Their status as promoters is disclosed in a new section under the heading “Management—Executive Officers and Trustees—Promoters” on page 82. The disclosure with respect to their positions and offices with the registrant now held or intended to be held is provided under the caption “Management—Executive Officers and Trustees” on page 80.

7.	We note that you rely on industry information in the filing and you reference market data provided by Self Storage Almanac. Please provide us with copies of articles and industry reports you rely on and reference in the filing. These materials should be appropriately marked, dated, and refer to the page numbers on which they are cited. Please indicate how these materials support your belief regarding industry trends. Additionally, tell us whether any of the reports were prepared for you or were published generally. If the reports are not publicly available, file the expert’s consent pursuant to Rule 436.

Securities and Exchange Commission
September 14, 2004

The Company is supplementally providing as Exhibit B hereto highlighted copies of the relevant excerpts from each article and industry report relied upon in this filing. You will note each reference in the prospectus to industry data has been circled and labeled with a letter. The articles and reports have also been labeled with the corresponding letters for the Staff’s ease of reference. The Company confirms that all such reports are publicly available.

8.	Please fill in or provide supplementally all remaining uncompleted information in the next amendment, other than pricing information that you have omitted pursuant to Rule 430A. We may have further comments based on the revised materials.

In response to the Staff’s request, the Company has filled in substantially all remaining uncompleted information other than pricing information.

Prospectus Cover Page

9.	We note the inclusion of red herring language on the cover page. Supplementally advise us whether you have circulated or intend to circulate the preliminary prospectus.

Although the Company has not yet circulated the preliminary prospectus, it intends to do so prior to the pricing of the initial public offering. The Company currently plans to circulate the preliminary prospectus following its filing of Amendment No. 2.

10.	Please revise bullet point 4 to identify the affiliates of Lehman Brothers who will receive a portion of the gross proceeds of the offering in repayment of an existing loan. When you revise, please quantify the loan balance, and indicate what percentage of the proceeds will be used to repay the existing loan.

In response to the Staff’s comment, the Company has revised bullet point four to identify the affiliate of Lehman Brothers who will receive a portion of the gross proceeds of the offering, to quantify the loan balance and to indicate the percentage of the proceeds that will be used to repay the existing loan and has made the corresponding changes in the twelfth bullet point under the caption “Summary Risk Factors” on page 5 and in the body of the prospectus under the caption “Risk Factors—Risks Related to This Offering—Affiliates of Lehman Brothers will receive benefits in connection with this offering . . .” on page 30.

11.	Please revise to clarify, if true, that the referenced underwriter in fact does have a conflict of interest with respect to the offering, as opposed to current disclosure indicating that the affiliate relationship “may create a potential conflict of interest” for the underwriter. When you revise, please specify the nature of the conflict.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that, as a result of the affiliate relationships, Lehman Brothers has interests in the successful completion of the offering beyond the underwriting discount and commissions. In particular, the Company has deleted any use of the wording “may create” or “potential” conflict of interest. The Company also revised the disclosure to clarify the nature of Lehman’s interests in the transaction. The Company has made the corresponding changes in the twelfth bullet point under the caption “Summary Risk Factors” on page 5 and in the body

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September 14, 2004

of the prospectus under the caption “Risk Factors—Risks Related to This Offering—Affiliates of Lehman Brothers will receive benefits in connection with this offering . . .” on page 30.

12.	Prominently disclose the amount of proceeds to be paid to affiliates, identifying all such affiliates and amounts paid to each.

In response to the Staff’s comment, the Company has added disclosure on the cover page of amounts of proceeds to be paid to affiliates. The Company has provided the names of the individuals that will receive offering proceeds, but has not specified the exact names of the two family trusts that will receive offering proceeds on the cover page since the Company believes this information is not of a level of significance to merit cover page disclosure. The Company notes that it has identified the two family trusts in “Summary—Structure and Formation of Our Company and Benefits to Related Parties—Benefits to Related Parties” on page 8.

The Company has added a specific allocation of the amounts of offering proceeds paid to affiliates in “Structure and Formation of Our Company and Benefits to Related Parties—Benefits to Related Parties” on pages 95 and 96. While the Company acknowledges that the specific allocation of offering proceeds among the Company’s current owners (all members of the Amsdell family) may be interesting to investors, the Company believes this information is also not of a level of significance to merit cover page disclosure.

13.	Please expand the cover page risk factors to address the following additional risks:

•	the absence, if true, of a limitation on the amount of debt you may incur;

•	the fact that you have not obtained independent third party appraisals of the Principals’ assets, and that therefore the consideration paid in the formation and structuring transactions may exceed the fair market value of the self-storage properties.

•	That conflicts of interest may arise with respect to certain of your officers.

The Company acknowledges the Staff’s comment regarding the absence of a limitation on the incurrence of debt and has added a risk factor entitled “Our organizational documents contain no limitation on the amount of debt we may incur. As a result we may become highly leveraged in the future” to the body of the prospectus under the caption “Risk Factors” on page 21. However, the Company respectfully submits to the Staff that this risk is applicable to virtually all real estate companies and thus is not sufficiently unique or material to require disclosure on the cover page.

Furthermore, in response to the Staff’s comment, the Company has expanded the cover page risk factors to include the following additional risk: “The value of the equity that our principals, Robert J. Amsdell, our Chairman and Chief Executive Officer, Barry L. Amsdell, one of our trustees, and Todd C. Amsdell, our Chief Operating Officer, and two related family trusts will own following our formation transactions may exceed the fair market value of the interests and assets we receive from them in those transactions.”

Securities and Exchange Commission
September 14, 2004

In response to the Staff’s comment regarding the conflicts of interest that may arise with respect to certain of its officers, the Company respectfully submits that the referenced conflicts of interest relate only to (i) the ownership of units in the Company’s operating partnership by the Company’s Chairman and Chief Executive Officer, and one of its trustees and (ii) the relationship between the Company and Rising Tide Development, LLC. With respect to the ownership of units in the Company’s operating partnership, the Company’s Chairman and Chief Executive Officer and one of its trustees together will own in the aggregate a relatively small percentage of the operating partnership (approximately 3.4%) compared to other comparable REIT offerings where insiders own a significant portion of the operating partnership equity. In light of the relatively small ownership of units, the Company does not believe that such disclosure is necessary on the cover page. In addition, while the Company acknowledges that its relationship with Rising Tide Development, LLC creates a potential conflict of interest, the Company does not consider this disclosure to be appropriate on the cover page, particularly since the Company does not have any obligation to purchase the option facilities from Rising Tide Development, LLC, the number of option facilities is relatively small in comparison to the Company’s overall portfolio, and any exercise of the Company’s option to purchase any of the option facilities will be subject to the review and approval of the Company’s independent trustees.

Summary — page 1

14.	The Summary should provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. We note that much of the information in the Summary is repeated in the body of the prospectus, particularly within your Business section. Please revise the prospectus to delete repetitive disclosure and to provide a brief overview of only the most salient aspects of the transaction. Please see Item 503(a) of Regulation S-K.

In response to the Staff’s comment, the Company reviewed the entire Summary and revised the disclosure in numerous places (particularly in the sections entitled “Our Competitive Advantages” and “Our Business and Growth Strategy”) to delete disclosure that is contained elsewhere in the prospectus.

15.	To the extent that we comment on the summary section of your prospectus, please make corresponding responsive changes within the body of the prospectus.

In response to the Staff’s comment, the Company has made corresponding responsive changes within the body of the prospectus.

16.	Please revise to fully discuss your corporate history, including your relationship to the predecessor entities, High Tide LLC, and the members of the Amsdell family, including Robert J. Amsdell, Barry Amsdell, Todd Amsdell, and their affiliated entities and related family trusts. We note that your operating partnership was formed on July 31, 1996, and is currently named Acquiport/Amsdell I Limited Partnership.

Securities and Exchange Commission
September 14, 2004

In response to the Staff’s comment, the Company has provided the requested disclosure on page 1.

17.	Please revise to describe the percentage of revenues derived from residential versus commercial customers.

While the Company makes efforts to identify the composition of its customer base, it is difficult to accurately track all of the commercial customers because some business owners and other commercial users rent units under their personal names, which could cause them to be mis-categorized. As a result, it is difficult to track with certainty all revenues contributed by commercial tenants. Others in this industry experience the same difficulty in tracking commercial customers. See Exhibit C from the Self-Storage Almanac supporting this statement. Nevertheless, the Company believes it has a significant base of commercial tenants, possibly as much as 15%-20% of all tenants. The Company further notes that its purpose in making this disclosure is not to quantify the Company’s existing base of commercial tenants, but rather to identify a strategy for growth.

Overview — page 1

18.	We note that you were formed in July 2004 to succeed to and continue the self-storage operations conducted by entities owned directly and indirectly by members of the Amsdell family, and their affiliated entities and related family trusts. Please revise to specify the interests and assets to which you will succeed.

In response to the Staff’s comment, the Company has provided the requested disclosure on pages 1 and 6.

Summary Risk Factors — page 4

19.	Please revise the sixth bullet to describe whether there are any ownership limitations for members of the Amsdell family.

In response to the Staff’s comment, the Company has revised the sixth bullet point under “Summary Risk Factors” on page 4 to include the requested disclosure.

20.	Please revise bullet point 8 to identify the officers and directors whose interests may conflict with the interests of shareholders. When you revise, please indicate the nature of the conflicts.

In response to the Staff’s comment, the Company has revised the ninth (formerly eighth) bullet point under “Summary Risk Factors” on page 4 to include the requested disclosure.

21.	Please revise the penultimate risk factor to clarify that you will likely not be able to fund all future capital needs with income from operations.

Securities and Exchange Commission
September 14, 2004

In response to the Staff’s comment, the Company has added a summary risk factor, bullet point ten on page 4, regarding its dependence on external sources of capital in order to clarify that income from operations will likely not be sufficient to fund all its future capital needs.

22.	Please include a risk factor describing the geographic concentration of the storage facilities.

The Company respectfully notes that the risk factor disclosure referenced in the first bullet point under “Summary Risk Factors” discusses the risks related to geographic concentration of the self-storage facilities. In response to the Staff’s comment, the Company has expanded that summary risk factor to more specifically highlight the Company’s geographic concentration of self-storage facilities. In addition, the Company has made the same changes to the corresponding risk factor on the cover page and also to the heading of this risk factor in the body of the prospectus in the section entitled “Risk Factors.”

23.	Please revise the eleventh bullet to quantify the amount of proceeds that affiliates of Lehman Brothers will receive. Please also quantify the loan principal and interest amount.

In response to the Staff’s comment, the Company has revised the twelfth (formerly eleventh) bullet point under “Summary Risk Factors” on page 5 to include the requested disclosure.

Our Facilities, page 5

24.	Please revise to quantify an estimated purchase price for the properties subject to the option. Please consider using historical financial information to present an illustrative example. Furthermore, please revise to disclose whether you currently intend to purchase the option facilities. Please also revise to clarify the timetable for purchasing the option facilities.

In response to the Staff’s comment, the Company respectfully notes that the terms of the purchase option have been revised such that “any purchase of an option facility by us will be at a purchase price equal to the lower of (i) 12.5 times the in-place net operating income at the time of purchase and (ii) the facility’s appraised value at the time of its purchase.” In light of this change, the fact that the Company does not have any relevant appraisals, and the fact that, with one exception, none of the option facilities is at the stage of completion and lease up that is a condition precedent to the Company’s right to exercise its purchase option, the Company is not comfortable providing investors with general pricing estimates. In response to the Staff’s comment, however, the Company has expanded the discussion of the option facilities under the heading “Our Business and Facilities—Our Facilities—Option Facilities” on page 73 using the one facility for which the option is now exercisable as an illustrative example of how the net operating income component of the pricing formula would work if our independent trustees were to elect to exercise the option for that facility following the closing of the offering. The Company also included its current expectations of the timetable for which the other option facilities are likely to become available for the Company’s consideration.

Securities and Exchange Commission
September 14, 2004

Formation Transactions — page 6

25.	Please revise to clarify the steps you will take to own and manage 155 self-storage facilities in the United States, and manage 19 additional self-storage facilities. Further, please disclose the aggregate amount of consideration to be exchanged for such interests based on the midpoint of the range.

The Company has revised the “Summary—Structure and Formation of Our Company and Benefits to Related Parties—Formation Transactions” section to more clearly explain the steps through which the Company will acquire the ownership and management of its facilities and the management of the 19 option facilities. See page 6. The Company notes that this section also contains disclosure with respect to (i) the exact share consideration to be exchanged for the interests of the Principals and the Amsdell Entities in High Tide LLC and Amsdell Partners, Inc. (as described in the disclosure, these entities own partnership interests in the operating partnership, the owner of 152 facilities prior to the formation transactions) and (ii) the exact unit consideration to be exchanged for the three additional facilities to be contributed by Amsdell Entities owned by Robert J. Amsdell and Barry L. Amsdell, and we note that these amounts are fixed and will not fluctuate based on the public offering price.

26.	Please revise bullet point one to indicate briefly how the number of common shares to be received by the Principals and the Amsdell Entities was determined.

The Company respectfully submits that it has made extensive disclosure with respect to the value of the shares and operating partnership units to be received by affiliates in connection with the formation transactions. See “Risk Factors—Risks Related to This Offering—The value of the equity . . .” In light of this risk factor disclosure, and the Company’s general objective of avoiding repetitive disclosure in the “Summary” section, the Company does not believe it is necessary to include in bullet point one of the Summary a statement as to how the number of shares was determined.

27.	So that the material terms of the formation transactions are transparent to readers, please provide on page 8, and elsewhere, a summary table that identifies each self-storage facility, the historic carrying value of the facility, and the total consideration to be issued in exchange for the facility including cash, common shares, partnership units, and assumption of debt.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the total consideration to be issued has been determined on an aggregate basis for the portfolio as a whole and, therefore, has not been allocated on a facility-by-facility basis for any of its 155 existing facilities other than the three facilities being contributed by entities owned by Robert J. Amsdell and Barry L. Amsdell. The Company further notes that the total consideration information is already contained in the prospectus on an aggregate basis under the caption “Summary—Structure and Formation of Our Company and Benefits to Related Parties—Benefits to Related Parties” and “Structure and Formation of Our Company—Benefits to Related Parties.” Each of these sections describes the total consideration to be received in connection with the mergers of High Tide LLC and Amsdell Partners, Inc. into the Company

Securities and Exchange Commission
September 14, 2004

(as described in the disclosure, these entities own partnership interests in the operating partnership, the owner of 152 facilities prior to the formation transactions), and the total consideration to be received in connection with the three contribution agreements (including assumption of debt).

With respect to the historic carrying value of each facility, the Company notes that Schedule III on page F-37 provides the historical carrying value for each of our existing facilities. The Company respectfully submits that the inclusion of this historic carrying value on a facility-by-facility basis in the Summary section would be cumbersome and would not provide information relevant to investors’ understanding of the value of the Company or the facilities today, or of the manner by which the facilities were valued for purposes of the formation transactions.

28.	Please revise or confirm that you have included disclosure with respect to the material terms of the three contribution agreements, merger agreements, and partnership reorganization agreement you intend to file as exhibits to your registration statement.

The Company has revised the “Summary—Structure and Formation of Our Company and Benefits to Related Parties” section, the “Structure and Formation of Our Company” section and several other sections to include additional disclosure regarding the partnership reorganization agreement. With these changes, the Company confirms that it has included disclosure with respect to the material terms of the three contribution agreements, the two merger agreements and the partnership reorganization agreement.

Benefits to Related Parties, page 7

29.	Please revise or confirm that you have included here disclosure with respect to all benefits to be received directly or indirectly by related parties.

The Company confirms to the Staff that it has included disclosure with respect to all benefits to be received directly or indirectly by related parties.

30.	Please describe the role, if any, played by each related party in the formation transactions you have disclosed.

In response to the Staff’s comment, the Company has revised the “Summary—Structure and Formation of Our Company and Benefits to Related Parties—Formation Transactions” section to specifically note where the two family trusts are involved in the formation transactions. See pages 6 and 7. The Company respectfully submits that the roles of Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell in the formation transactions are clearly described through the references made to the “Principals” in the “Summary—Structure and Formation of Our Company and Benefits to Related Parties—Formation Transactions” section.

Formation Transactions — page 8

31.	Please revise to provide a chart that displays your corporate organization prior to the formation transactions.

Securities and Exchange Commission
September 14, 2004

The Company acknowledges the Staff’s comment and respectfully submits that a chart displaying the corporate organization of the Company and all related natural persons, entities and trusts prior to the formation transactions would be unduly complicated and confusing for the potential investors, particularly since they will not be investing in the Company as it was organized prior to this offering. A sample chart showing the corporate organization of the Company and all related natural persons, entities and trusts prior to the formation transactions is attached to this letter at Exhibit D. In addition, the Company believes that it has clarified its disclosure of the formation transactions so that investors will not be confused about the relevant details of such transactions. See pages 6 and 7.

32.	Please revise your organizational chart to include disclosure with respect to the option to purchase 19 facilities.

In response to the Staff’s comment, the Company has revised the organizational diagram on page 9 to include disclosure with respect to the option to purchase 19 facilities.

Organizational Diagram — page 8

33.	Please revise to include all ownership percentages.

In response to the Staff’s comment, the Company has revised the organizational diagram on page 9 to include all ownership percentages.

Our Distribution Policy — page 9

34.	Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions. Also disclose that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders. Provide similar disclosure under the heading “Distribution Policy” on page 30.

In response to the Staff’s comment regarding cash available for distributions, the Company has revised the disclosure as requested in the Summary section under the heading “Summary—Our Distribution Policy” on page 10, as well as in the body of the prospectus under the heading “Distribution Policy” on page 35. However, the Company respectfully submits to the Staff that it does not expect to sell assets in order to make distributions. The Company expects that cash flows will be sufficient to make distributions. In the event that cash flows are not sufficient, the Company expects to be able to borrow funds pursuant to its proposed revolving credit facility as needed to make such distributions.

In response to the Staff’s comment regarding distributions in excess of available cash constituting a return on capital, the Company has provided the requested disclosure in the Summary section under the heading “Summary—Our Distribution Policy” on page 10, as well as in the body of the prospectus under the heading “Distribution Policy” on pages 35 and 36.

Securities and Exchange Commission
September 14, 2004

Risk Factors — page 15

35.	Wherever possible, please revise to more precisely identify the effect of the risks you enumerate, beyond the generic statement that if the risk were to occur it would adversely affect your business, financial condition and results of operations.

In response to the Staff’s comment, the Company has revised the risk factors to more precisely identify the effects of the risks enumerated. See pages 17-32.

36.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	Our results of operations will be significantly influenced by the economies and other conditions of the markets in which we operate.

•	Because we are primarily focused on the ownership, operation, acquisition and development of self-storage facilities, our results of operations will be significantly influenced by demand for self-storage space generally.

•	We may not be able to sell facilities when appropriate or on favorable terms.

•	Our management has no experience operating a REIT or a public company.

•	We depend on external capital.

In response to the Staff’s comment, the Company has revised the risk factor subheadings to convey the specific risk to the Company. See, for example, pages 17, 21 and 26.

37.	Please include a separate risk factor to disclose the risk that since the number of OP units is fixed the value of the consideration to affiliates may increase if the offering price increases.

The Company acknowledges the Staff’s comment and respectfully submits that the risk of an increase in equity value received by affiliates arising from share price increases is a component part of the risk that the equity value may exceed the fair market value of the assets received by the Company in the formation transactions. As a result, the Company, in its initial filing, combined these two concepts into one risk factor set forth under “Risk Factors—Risks Related to This Offering—The value of the equity . . .” Due to the close relationship of these two concepts, the Company continues to believe that they should be presented in the same risk factor. However, in response to the Staff’s comment, the Company has revised the risk factor subheading under “Risk Factors—Risks Related to This Offering—The value of the equity . . .” to call the attention of investors to the specific risk that an increase in share price would result in an increase in the value of the equity received by affiliates in the formation transactions. In addition, the Company has revised the risk factor disclosure to more clearly specify that an increase in offering price will result in an increase in the value of the equity received by affiliates in the formation transactions. See page 27.

38.	Please revise to include risk factor disclosure with respect to benefits to be received by affiliates in connection with the offering.

Securities and Exchange Commission
September 14, 2004

In response to the Staff’s comment, the Company has added a separate risk factor on page 29 with respect to benefits received by affiliates in connection with the offering.

39.	Please revise to include, as appropriate, risk factor disclosure with respect to your compliance with the Americans with Disabilities Act of 1990.

In response to the Staff’s comment, the Company has added a separate risk factor on page 22 with respect to the Company’s compliance with the Americans with Disabilities Act of 1990.

40.	Please revise to include, as appropriate, whether there are any risks involved concerning enforcement of terms of contribution related to conflicts of interest with the principals.

In response to the Staff’s comment, the Company has added a risk factor entitled “Due to their positions as our executive officers or trustees, the Principals may be in a position to influence the terms upon which our formation transactions are completed in a manner that is adverse to shareholders” to the body of the prospectus under the caption “Risk Factors” on page 29. However, because substantially all of the Principals’ obligations will be satisfied at the time of the closing of the offering, the Company does not believe that there are any significant risks concerning enforcement of the terms of contributions related to conflicts of interest with the Principals. Nonetheless, the Company acknowledges that it may acquire, pursuant to the formation transactions, certain entities and/or assets that are subject to unknown liabilities. The Company notes that risk factor disclosure under the heading “Risk Factors—Risks Relating to Our Organization and Structure—We may assume unknown liabilities in connection with our formation transactions and will not have recourse to the Principals and Amsdell Entities (or, in the case of the acquisition facilities, the sellers of these facilities) for any of these liabilities” addressing the risks related to the assumption of unknown liabilities is already included in the prospectus on page 27. The Company has revised this risk factor to further clarify that the Company will have no recourse against the Principals or any of the Amsdell Entities with respect to unknown liabilities.

41.	Please revise to include risk factor disclosure, if true, that your organizational documents contain no limitation on the amount of debt you may incur.

In response to the Staff’s comment, the Company has added a separate risk factor on page 21 disclosing that the Company’s organizational documents contain no limitation on the amount of debt the Company may incur.

We expect to have approximately $282.3 million of indebtedness . . . — page 17

42.	Please revise to clarify that you have not yet obtained the revolving credit facility referenced in paragraph one.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 20 to clarify that the Company has not yet obtained the revolving credit facility referenced in paragraph one.

Securities and Exchange Commission
September 14, 2004

Our existing mortgage indebtedness contains, and our proposed mortgage indebtedness will contain, financial and other covenants that restrict our operating and acquisition activities, page 18

43.	Please revise the MD&A to describe and quantify the financial and restrictive covenants.

In response to the Staff’s comment, the Company has revised the MD&A to describe and quantify the restrictive covenants on its existing and proposed mortgage indebtedness. See pages 53 and 54. There are no financial covenants on the Company’s existing and proposed mortgage indebtedness; however, the Company has revised the MD&A to describe the type of financial covenants that it expects to be subject to under the terms of its proposed revolving credit facility.

We could have substantial variable rate debt obligations and therefore increases in interest rates may adversely affect our results of operations — page 18

44.	We note your reference to hedging in the final paragraph. Please revise to provide separate risk factor disclosure with respect to your use of hedging and/or derivative instruments.

The Company expects all of its indebtedness outstanding upon completion of the offering will be fixed rate. Furthermore, the Company notes that it currently does not intend to utilize any hedging and/or derivative instruments in connection with its proposed revolving credit facility, which will bear interest at a variable rate. The Company therefore believes that a separate risk factor regarding use of hedging and/or derivative instruments would not be appropriate since it would suggest to investors that the Company will use a strategy of risk management that the Company presently does not intend to use. The Company has added disclosure to the effect that it does not currently expect to utilize hedging arrangements or derivative instruments.

Our charter documents contain provisions that generally prohibit any person .. . . — page 20

45.	Please revise both your heading and the body of the risk factor to significantly shorten your discussion, including that disclosure necessary to place the risk in context, then identifying the risk.

In response to the Staff’s comment, the Company has revised the heading and the body of the first risk factor under the heading “Risk Factors—Risks Related to Our Organization and Structure” on page 23 to shorten the disclosure.

46.	Please revise the disclosure at number two with respect to the possible issuance of preferred shares under a separate risk factor heading. When you revise, please clarify whether the board would require shareholder approval prior to such a preferred issuance.

In response to the Staff’s comment, the Company has moved the disclosure previously disclosed as number two of the first risk factor under the heading “Risk Factors—Risks Related to Our Organization and Structure” to a separate risk factor on pages 23 and 24. Additionally, the Company has added disclosure in the same risk factor regarding its

Securities and Exchange Commission
September 14, 2004

expectation as to whether the board would require shareholder approval prior to such a preferred issuance.

Certain officers and trustees may have interests that conflict with the interests of shareholders — page 22

47.	Please revise to identify the officers and trustees that have interests that conflict with the interests of shareholders, and to more specifically discuss the nature of the conflicts.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 25.

Our Chairman and Chief Executive Officer has outside business interests that could require time and attention — page 22

48.	To the extent possible, please quantify the amount of time Mr. Amsdell will devote to outside business interests.

In response to the Staff’s comment, the Company revised the disclosure on page 25 to describe the amount of time that Mr. Amsdell has advised the Company that he will devote to outside business interests.

49.	Please revise to expand your disclosure with respect to the management and/or fiduciary obligations associated with Mr. Amsdell’s other business interests. Please explain the nature of the conflicts you reference, and explain how any such conflicts will be resolved.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 25. The Company has explained the nature of the conflicts in the prior risk factor relating to officer and trustee conflicts of interest (and has included an explanation of how such conflicts would be resolved).

Our business could be harmed if key personnel with long-standing business relationships in the self-storage industry terminate their employment with us — page 22

50.	Please revise your heading to identify the key personnel upon whom you rely.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 26.

The value of the equity that the Principals and the Amsdell Entities own following our formation transactions may exceed the fair market value of their interests in our predecessor entities prior to those transactions — page 23

51.	Please revise to identify the two predecessor companies that will be merged into U-Store-It Trust.

In response to the Staff’s comment, the Company has made the requested revision on page 27.

Securities and Exchange Commission
September 14, 2004

Affiliates of Lehman Brothers will receive benefits in connection with this offering — page 25

52.	Please revise your heading and the body of your risk factor to identify the risk attendant upon the fact that Lehman affiliates will receive benefits in connection with the offering.

In response to the Staff’s comment, the Company has made the requested revision on page 30.

Failure to qualify as a REIT would have serious adverse consequences to us and our shareholders — page 26

53.	Please revise to briefly specify the serious adverse consequences shareholders would face were you to fail to qualify as a REIT.

In response to the Staff’s comment, the Company respectfully submits to the Staff that it has specified the serious adverse consequences shareholders would face were the Company to fail to qualify as a REIT. In particular, the Company disclosed the following adverse consequences to shareholders in the second paragraph of this risk factor. “If we fail to qualify as a REIT for federal income tax purposes, we would be subject to a federal income tax at regular corporate rates. As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long term capital gains to individual shareholders at favorable rates . . . If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders . . . In addition, we would no longer be required to pay any distributions to shareholders.”

Distribution Policy — page 30

54.	Please note that we may have additional comments upon completion of the distribution table.

The Staff’s comment is duly noted.

55.	The meaning of the first sentence in the second paragraph under this heading is not clear. Explain the basis for your claim that the information is not intended to be a projection or forecast. Please revise.

In response to the Staff’s comment, the Company respectfully submits that it does not believe the information contained in the “Distribution Policy” section of the prospectus is intended to be a projection or forecast. The information contained in the table is provided to show a basis for investors to determine the Company’s ability to meet its expected dividend payments. Numerous other forward-looking data, however, such as expected future revenues from other sources and expected future revenues from unidentified acquisitions (expected to occur after the closing) are not included per the Staff’s informal policy regarding the presentation to be made in this table.

Securities and Exchange Commission
September 14, 2004

56.	Reference is made to footnote (2) to the table on page 31. Please clarify your statement that increases in your property operating expenses are not applicable to rental and occupancy increases in revenue.

In response to the Staff’s comment, the Company has added new footnotes (4) and (5) on page 37 clarifying its statements regarding property operating expenses.

Dilution — page 34

57.	Please limit the use of footnotes in this section. For example, please include the information that explains the net tangible book value per share amounts in the narrative section preceding the net tangible book value amounts.

In response to the Staff’s comment, the Company has made the requested revision on page 39.

Selected Financial Data, page 35

58.	Please revise your reconciliation for NOI to begin with net income and revise your description of the NOI calculation as necessary. Also revise your presentation in the table on page 44. See Item 10(c) of Regulation S-K.

In response to the Staff’s comment, the Company has made the requested revisions on pages 41-43 and 52.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

59.	Please disclose whether or not you have any off-balance sheet arrangements. Reference is made to Item 303(a)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has disclosed on page 55 that it does not have any off-balance sheet arrangements.

Comparison of the Three Months Ended March 31, 2004 to the Three Months Ended March 31, 2003
Acquisition and Development Activities, page 41

60.	Please revise throughout this section to quantify the costs of acquisitions and expansion and development activities.

In response to the Staff’s comment, the Company has made the requested revisions throughout the section entitled “Comparison of the Three Months Ended June 30, 2004 to the Three Months Ended June 30, 2003—Acquisition and Development Activities” on page 47 and the section entitled “Comparison of the Six Months Ended June 30, 2004 to the Six Months Ended June 30, 2003—Acquisition and Development Activities” on page 48.

Securities and Exchange Commission
September 14, 2004

Comparison of Operating Results for the Three Months Ended March 31, 2004 and 2003 (Not including discontinued operations), page 41

Total Operating Expenses, page 41

61.	Please revise to describe and quantify how management fees are based on revenues.

In response to the Staff’s comment, the Company has provided the required disclosure describing and quantifying how management fees are based on revenues on pages 48-50.

Self-Storage Industry Outlook — page 39

62.	Please revise to briefly indicate the extent to which you utilize discounts and concessions. We note your statement that you generally do not use them to the same extent as your competitors.

In response to the Staff’s comment, the Company has revised the disclosure to remove its assertions regarding use of discounts and concessions. See page 45.

63.	Please revise to briefly expand upon the nature of the challenging operating conditions that made it difficult for you to grow your rents and occupancy from 2001 to 2003. When you revise, please also expand upon the qualitative and quantitative basis for your belief that the climate for the self-storage industry is improving.

The Company believes the nature of the challenging operating conditions from 2001 to 2003 are disclosed in the following statement contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Self-Storage Industry Outlook” section: “Conditions in the self-storage industry were relatively flat in 2001 and 2002, during which time competition from newly constructed facilities, coupled with an extended economic slowdown in many local markets, created downward pressure on rental income and occupancy.”

In response to the Staff’s comment, the Company has added additional disclosure to support its belief that the climate for the self-storage industry is improving. The disclosure is comprised of information regarding decreases in self-storage construction starts and increases in same-store net operating income for leading self-storage REITs. The Company is supplementally providing the background data for these statements as Exhibit E hereto.

Expected One-Time Management Contract Termination Expense, page 43

64.	Please supplementally advise us of the factors considered in your determination that acquisition of U-Store-It Mini Warehouse Co. is not considered to be the acquisition of a business under SFAS 141.

In determining that the acquisition of U-Store-It Mini Warehouse Co. (the “Management Company”) was not an acquisition of a business under SFAS 141, the Company submits to the Staff that it considered the guidance outlined in EITF 98-3 “Determining Whether a

Securities and Exchange Commission
September 14, 2004

Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” as referred to by paragraph 9 of SFAS 141 “Business Combinations”. Additionally, the Company considered specific comments from SEC Representative, Donna Coallier, made on October 16, 1997 at an AICPA SEC Regulations Committee Joint Meeting with the Securities and Exchange Commission Staff, directed to the accounting for an acquisition by a REIT of an advisor or management company.

At the time of the initial public offering, the existing management contracts between the Management Company and the property-owning entities will be terminated and, accordingly, the majority of the consideration received by the Amsdell family for the Management Company is attributable to contract terminations as there is no evidence that there is a discernible future economic benefit or value in the Management Company following those terminations. The Company will record a contract termination charge upon completion of the offering. The Company primarily considered the following in evaluating whether the acquisition of the Management Company represented the purchase of a business or the payment of a fee relating to the termination of the management contracts: (i) whether or not a self-sustaining revenue stream exists from third party customers; and (ii) whether the Company’s assets would include any material existing long-lived assets.

With respect to factor (i), the Company placed significant emphasis on the lack of any continuing third party revenue stream upon completion of the offering. The Company also considered the following excerpt from the above-referenced speech regarding acquisitions of management companies, “...Unless the advisor or management company has significant contracts to provide services to third parties, the acquisition probably will not be viewed as a business combination...” As previously stated the management contracts with the 155 storage facilities owned by the property-owning entities will be terminated and these properties essentially will become self-managed by the REIT. The only remaining management contract revenue stream will relate to the 19 option facilities which are affiliated with the Amsdell family. The revenue stream from the option facilities is anticipated to be less than $100,000 per year and is not deemed to be significant.

With respect to factor (ii), the Management Company does not own any significant long-lived assets.

Liquidity and Capital Resources — page 45

65.	Please revise to address, as applicable, the impact of the present offering on the company’s long-term and short-term liquidity.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 53 and 54 to address the impact of the offering on the Company’s liquidity, in particular discussing our pro forma leverage, access to additional sources of capital and distribution requirements applicable to REITs.

66.	Please describe your mortgage loans and your anticipated revolving credit facility.

Securities and Exchange Commission
September 14, 2004

In response to the Staff’s comment, the Company has provided the requested disclosure on pages 53 and 54.

Our Business and Facilities — page 48
Overview — page 48

67.	Please revise paragraph two in order to briefly explain how the independent members of the board will make the determination to purchase any of the option facilities.

The Company acknowledges the Staff’s comment and respectfully submits that it would be inappropriate to provide disclosure regarding the basis upon which the independent members of the Company’s board of trustees will make any future determinations regarding the option facilities. The independent trustees have not yet been appointed to the board of trustees, and the independent trustees have a diverse set of business experience, making it impractical for the Company to try to predict the likely basis for any such determination. In addition, the option agreement will be exercisable for a period of up to four years. Thus, any basis for the determination to purchase an option facility based on current market practices for self-storage facility valuation could be inconsistent with the basis for determination ultimately used by the independent trustees several years from now. For these reasons, the Company is not comfortable providing any disclosure of the basis for any determination to purchase an option facility. The Company further submits that disclosure of a proposed basis for determination by the independent trustees could pre-judge the actual deliberations of the independent trustees in the future, possibly causing them to make their determination on a basis inconsistent with how they would otherwise have made such determination in the absence of disclosure. For all of the foregoing reasons, the Company submits that it would be inappropriate to provide the requested additional disclosure.

68.	Please revise paragraph three to indicate how many customers you presently have.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 57.

69.	Please revise to include the number of total number of customers that you have and the percentage of residential versus commercial customers. Further, please revise to describe the types of commercial customers that you currently have.

In response to the Staff’s comment, the Company has provided its total number of customers on page 57. With respect to the percentage of residential versus commercial customers, the Company respectfully directs the Staff to the Company’s response to Comment 17. With respect to the types of commercial customers the Company currently has, the Company has added disclosure under the heading “Our Business and Facilities—Our Business and Growth Strategy—Focus on expanding our commercial base” on page 60, to provide examples of the types of commercial customers.

Securities and Exchange Commission
September 14, 2004

Our Competitive Advantages — page 49
Focused Operating Philosophy — page 49

70.	Please revise to briefly explain the significance of a 65% net operating income margin. When you revise, please also explain the basis for management’s belief that a 65% net operating income margin is among the highest in the industry.

In response the Staff’s comment, the Company has provided additional disclosure explaining the significance of a high net operating income margin. In addition, the Company is supplementally providing Exhibit F attached hereto, which provides the basis for the Company’s belief that a 64% net operating income margin is among the highest in the industry. This exhibit includes calculations of net operating income margins for the four publicly traded self-storage REITs. The Company has also attached the source data from public filings for these calculations. The Company’s net operating income margin is well above the self-storage industry average of 61.0% and is higher than that of Public Storage, Shurgard and Extra Space, three of the four publicly traded self-storage REITs.

Seasoned Management Team, page 50

71.	Please revise to state that management does not have any experience operating or managing a REIT.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 59.

Our Business and Growth Strategy — page 50

72.	We note that annual rent per occupied square foot from your facilities has increased 15% from 1999 to 2003. Please provide corresponding quantitative disclosure with respect to increases in your operating expenses.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 59.

Utilize our development expertise in selective new developments, page 51

73.	Please revise to describe the new developments and any specific steps taken in pursuing the new developments.

The Company currently has no new development projects. This is because historically the Amsdell family undertook new developments through Rising Tide Development, LLC, an entity owned and controlled by Robert J. Amsdell and Barry L. Amsdell and which owns 19 facilities currently under development or not yet fully stabilized (referred to in the prospectus as the “option facilities”). Following the completion of the initial public offering, the Company intends to undertake its own development of self-storage facilities as noted in the disclosure. With regard to “specific steps” taken in pursuing new developments, the Company has

Securities and Exchange Commission
September 14, 2004

provided disclosure that it expects to continuously review internally and externally generated development opportunities. See page 60.

Focus on expanding our commercial customer base, page 51

74.	Please revise to quantify the percentage of customers that are commercial customers. Please also describe the types of commercial customers that you currently have.

With respect to the percentage of commercial customers, the Company respectfully directs the Staff to the Company’s response to Comment 17. With respect to the types of commercial customers the Company currently has, the Company has added disclosure under the heading “Our Business and Facilities—Our Business and Growth Strategy—Focus on expanding our commercial base” on page 60, to provide examples of the types of commercial customers.

75.	Please describe the marketing activities of the Diamond League, whether the Diamond League has materially increased revenues, and if so, how has it resulted in increased revenues.

In response to the Staff’s comment, the Company has provided the required disclosure regarding the Diamond League under the heading “Our Business and Facilities—Our Business and Growth Strategy—Focus on expanding our commercial base” on page 61.

Continue to grow ancillary revenues, page 51

76.	Please describe any specific steps that you intend to take in order to increase ancillary revenues.

In response to the Staff’s comment, the Company has provided the required disclosure on page 61.

The Self-Storage Industry, page 52

77.	Please revise to disclose the independent sources that you are relying on in support of your specific statements about the relative stability through economic cycles, low price sensitivity of customers, large pool of individual customers, and the growth of the commercial customer base in the self-storage industry. Please also provide us with highlighted copies of each source.

In response to the Staff’s comment, the Company is supplementally providing highlighted copies of each independent source that supports its specific statements about the self-storage industry.

•	Exhibit G contains the support for the Company’s statements about the relative stability through economic cycles;

•	Exhibit H contains the support for the Company’s statements about the large pool of individual customers; and

Securities and Exchange Commission
September 14, 2004

•	Exhibit I contains the support for the Company’s statements about the growth of the commercial customer base and the nature of these customers.

While the Company does not have independent sources which corroborate the low price sensitivity of its customers, the Company believes, based on its experience in the industry, that the statement is true and has modified the language on page 63 to begin the statement with “[w]e believe.”

Growth or Commercial Customer Base, page 54

78.	Please refer to the second bullet regarding the low-cost of each self-storage facility. Please address how this fact may be detrimental to your business in that the low-cost constitutes a low barrier for other competitors to enter the market.

The Company acknowledges the Staff’s comment with regard to low barriers for entry and as a result has added additional disclosure in the risk factor on page 17 under the caption “Risk Factors—Risks Related to Our Operations—We face significant competition in the self-storage industry, which may impede our ability to retain customers or re-let space when existing customers vacate, or impede our ability to make, or increase the cost of, future acquisitions or developments.”

Financing Strategy — page 54

79.	Please revise to briefly explain why you consider your capital structure to be conservative.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 63.

Existing Facilities — page 56

80.	Please revise to include all disclosure with respect to proposed renovations and improvements required by Item 14(d) of Form S-11 with respect to each facility you have included.

The Company respectfully notes that the disclosure pursuant to Item 14(d) of Form S-11 with respect to proposed renovations and improvements is only required for materially important real properties. The Company believes that no individual facility is materially important and, as a result, has not provided facility-by-facility renovations and improvements information pursuant to Item 14(d) of Form S-11. However, the Company has provided renovations and improvements information on a group basis pursuant to Instruction 2 to Item 14(d) of Form S-11. See page 72.

Option Facilities — page 62

81.	Please revise to briefly indicate the criteria the independent members will use in determining to purchase any of the option facilities.

Securities and Exchange Commission
September 14, 2004

The Company respectfully directs the Staff to the Company’s response to Comment 67.

82.	We note that you state that the purchase price will be determined by applying an 8% capitalization rate to in-place net operating income at the time of purchase. Please revise to include estimated purchase prices for each facility in service based on historical net operating income.

The Company respectfully directs the Staff to the Company’s response to Comment 24.

Continuing Loans — page 65

83.	We note that the terms of the loan on 41 existing facilities prohibit the transfer or encumbrance of the mortgaged facilities. Please provide risk factor disclosure as appropriate to address this limitation on the transfer of properties. We note similar limitations on the other mortgage loans you have here disclosed.

In response to the Staff’s comment, the Company has provided additional disclosure regarding this limitation on the transfer of properties in the risk factor under the heading “Risk Factors—Risk Related to Our Operations—Our existing mortgage indebtedness contains, and our proposed mortgage indebtedness will contain, covenants that restrict our operating, acquisition and disposition activities” on page 20.

David J. LaRue, page 70

84.	Please revise to include the dates of Mr. LaRue’s employment as Executive Vice President and financial manager so that the description includes his business experience for the past five years. Refer to Item 401(c)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 82.

Employment Agreements — page 72

85.	Please advise us as to when you intend to execute the employment agreements. As appropriate, please file these agreements as exhibits to your registration statement and describe the material terms in your prospectus.

The Company plans to execute the employment agreements at closing. In response to the Staff’s comment, the Company intends to file forms of the employment agreements as exhibits to the registration statement and to provide final forms of these agreements to the Staff supplementally as soon as they are available. The Company has provided the requested disclosure on page 85.

Securities and Exchange Commission
September 14, 2004

Certain Relationships and Related Transactions — page 76

86.	Please revise to provide the information described in Item 404(d) of Regulation S-K. In particular, please provide the disclosure required by Item 404(d) with respect to acquisitions by sponsors or their affiliates.

The Company has provided the information required under Item 404(d) of Regulation S-K as follows:

•	“Management—Executive Officer and Trustees—Promoters” on page 82 contains the names of the promoters as required by Item 404(d)(1) of Regulation S-K.

•	“Structure and Formation of Our Company—Formation Transactions” and “— Benefits to Related Parties” on pages 93-96 contain disclosure regarding the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the Company and the nature and amount of any assets, services or other consideration therefor received or to be received by the Company as required by Item 404(d)(1) of Regulation S-K.

•	“Structure and Formation of Our Company—Formation Transactions” and “— Benefits to Related Parties” on pages 93-96 contain disclosure regarding the amount at which assets were acquired, or are to be acquired, by the Company from a promoter as required by Item 404(d)(2) of Regulation S-K.

•	“Risk Factors—Risk Related to This Offering—The value of the equity that the Principals and the Amsdell Entities will own following our formation transactions . . .” and “Structure and Formation of Our Company—Determination of Offering Price” contain disclosure regarding the principal followed in determining the amount at which the assets are to be acquired by the Company from a promoter and identifies the persons making the determination and their relationship, if any, with the Company as required under Item 404(d)(2) of Regulation S-K.

In addition, the Company has provided additional disclosure regarding the cost to our promoters of assets acquired within the last two years that will become our assets in connection with the formation transactions under the heading “Structure and Formation of Our Company—Cost of Recent Acquisitions” on page 96 as required under Item 404(d)(2) of Regulation S-K.

Formation Transactions — page 76

87.	Please revise paragraph one to identify the existing partner of your operating partnership.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 89.

Securities and Exchange Commission
September 14, 2004

88.	Please revise to further describe how the value of common shares you intend to issue to the Principals and Amsdell Entities will increase or decrease depending on the initial public offering price and subsequent trading price of your common shares.

In response to the Staff’s comment, the Company has revised the disclosure under “Certain Relationships and Related Transactions—Formation Transactions” on page 89 to discuss how the value of common shares will increase or decrease depending on the initial public offering price or subsequent trading price movement.

89.	Please revise to quantify the outstanding indebtedness you will assume on the three facilities contributed by Messrs. Robert and Barry Amsdell.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 90.

Stock Purchase Agreement — page 77

90.	Please revise to indicate the nature of the obligation owed to High Tide LLC by the Principals and the Amsdell entities.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 90.

Other Contracts with Affiliates
Management Contracts, page 77

91.	Please revise to describe the amendment and termination provisions for the management contracts.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 91.

Structure and Formation of Our Company — page 79

92.	Consider relocating this information so that it precedes your description of business. The formation transactions appear to be material to an investor’s understanding of how U-Store-It is being formed, how it will acquire its initial properties, and the ownership of the company.

The Company acknowledges the Staff’s comment and agrees that the formation transactions are material to an investor’s understanding of the offering. However, the Company believes that the information in the “Our Business and Facilities” section of the prospectus is significantly more material to investors than the information regarding the formation transactions. In particular, the Company notes that the “Our Business and Facilities” section contains a detailed discussion of the Company’s business, the industry in which the Company operates, the investment process to be followed by the Company and state-by-state and facility-by-facility operational data. The “Structure and Formation of Our Company” section, while material, only

Securities and Exchange Commission
September 14, 2004

concerns the formation transactions that the Amsdell family and related entities and trusts have undertaken to organize the Company. For these reasons, the Company has elected to keep the “Our Business and Facilities” and “Structure and Formation of Our Company” sections in their current positions.

Formation Transactions — page 79

93.	Please revise bullet point nine to indicate the consideration to be received by Rising Tide Development LLC in return for entering into the option agreements.

In response to the Staff’s comment, the Company has provided the requested disclosure in bullet point twelve (formerly nine) on page 94.

94.	Please revise bullet point ten to quantify the amount of the existing term loan that will not be repaid from the proceeds of the offering.

In response to the Staff’s comment, the Company has provided the requested disclosure in bullet point fourteen (formerly ten) on page 95.

95.	Please revise to name the predecessor company referenced in the final paragraph.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 95.

96.	Please revise to name the institutional investment fund that held a 71.21% interest in your operating partnership.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 95.

97.	Supplementally explain to us the relationship between High Tide LLC and Acquiport/Amsdell Predecessor. You disclose that High Tide LLC is your predecessor company, but you have provided the financial statements of Acquiport/Amsdell Predecessor as your predecessor financial statements. We also note reference is made to your operating partnership defined as Acquiport/Amsdell I Limited Partnership which is one of several entities comprising the predecessor.

High Tide LLC and Amsdell Partners, Inc. will each be merged into the Company in connection with the offering. As noted above, in order to eliminate any possible confusion, we now refer to both of these companies throughout the prospectus by name rather than as a “predecessor.”

The term “Acquiport/Amsdell Predecessor” referred to Acquiport/Amsdell I Limited Partnership (including its consolidated subsidiaries) plus three additional facilities that will be acquired by the Acquiport/Amsdell I Limited Partnership in connection with the offering. Acquiport/Amsdell I Limited Partnership will become the Company’s “operating partnership” in connection with the offering and will be renamed “U-Store-It, L.P.” Upon further review,

Securities and Exchange Commission
September 14, 2004

the Company has determined that the term “Acquiport/Amsdell Predecessor” should be modified because it suggests that Acquiport/Amsdell I Limited Partnership is a “predecessor” of the Company. Instead, Acquiport/Amsdell I Limited Partnership will be a subsidiary of the Company. For this reason, the Company has revised its disclosure to more clearly state that the operating partnership and three additional facilities are the entity and assets described in the financial statements. See page 15. In addition, the references to “Acquiport/Amsdell Predecessor” in the financial statements have been changed to be references to “Acquiport/Amsdell.” The Company believes these changes will eliminate any confusion caused by the use of the word “predecessor.”

The financial statements of Acquiport/Amsdell I Limited Partnership (including the three additional facilities) are presented because they are the most directly comparable financial statements to those of the Company after completion of the formation transactions, which will result in the consolidation of Acquiport/Amsdell I Limited Partnership (including the three additional facilities). The Company and High Tide LLC were either not formed or had no operations for the historical periods required to be presented. Amsdell Partners, Inc.’s assets consisted solely of a 0.96% general partner interest in Acquiport/Amsdell I Limited Partnership for the historical periods required to be presented. As a result, the financial condition and results of operations of the Company, High Tide LLC and Amsdell Partners, Inc. for the historical periods required to be presented do not reflect those of the Company after completion of the formation transactions.

Investment Policies and Policies With Respect to Certain Activities, page 89 Investments in Mortgages, page 89

98.	Please revise to include all the information described in Item 13(b) and the Instructions 1-3 to Item 13(b) of Form S-11.

In response to the Staff’s comment, the Company has provided the requested disclosure on pages 104 and 105.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers, page 90

99.	Please revise to indicate separately the types of securities of or interest in persons engaged in real estate activities. Refer to Instruction 1 to Item 13(c) of Form S-11. Please also indicate the primary activities of persons in which you may invest and state the criteria you will follow. Refer to Instructions 2-3 to Item 13(c) of Form S-11.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that on page 105 it has disclosed certain types of securities of, or interests in, persons engaged in real estate activities in which it may invest. The Company disclosed that it may invest in securities of entities engaged in real estate activities or securities of other issuers. The Company further disclosed that it may invest in the securities of other issuers in connection with acquisitions of indirect interests in facilities, which normally would include general or limited partnership interests in special purpose partnerships owning facilities. The Company also discloses that it

Securities and Exchange Commission
September 14, 2004

may acquire some, all or substantially all of the securities of other REITs or similar real estate entities.

However, in response to the Staff’s comments, the Company has provided additional disclosure on page 105 indicating the primary activities of persons in which it may invest and the criteria that it will follow in making its investments.

Principal Shareholders — page 92

100.	Please revise to name all natural persons have voting control over the securities held by the Robert J. Amsdell Family Irrevocable Trust, and the Loretta Amsdell Family Irrevocable Trust.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109 to provide the name of all natural persons having voting control over the securities held by the Robert J. Amsdell Family Irrevocable Trust and Loretta Amsdell Family Irrevocable Trust.

Registration Rights — page 101

101.	Please revise to quantify the number of shares subject to registration rights. Also state the number of shares that are subject to lock-up agreements.

In response to the Staff’s comment, the Company has provided the requested disclosure on pages 118 and 119.

Underwriting — page 125

Directed Share Program — page 127

102.	We note that you intend to ask the underwriters to reserve a portion of the common stock issued in this offering for a directed share program. Supplementally, describe the mechanics of how and when these shares are offered or sold to investors in the directed share program. Also, provide us with copies of the materials the underwriters intend to use in connection with the directed share program. Revise your prospectus disclosure to more specifically describe who is eligible to participate in the directed share program, such as employees, family members, certain customers. Explain how you will determine the prospective recipients of reserved shares.

Lehman Brothers has advised the Company that the procedures for the directed share program are as follows. Names of prospective participants in the directed share program are submitted by the Company to Lehman Brothers. No directed share program materials are sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers sends directed share program materials to the prospective participants. These materials include an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed share account opening information and a Lehman Brothers client agreement, and reflect all SEC comments received to date in any previous offerings. The

Securities and Exchange Commission
September 14, 2004

directed share program materials are provided supplementally for the Staff’s review as Exhibit J hereto.

Prospective recipients of reserved shares are determined after reviewing the account information and other responses contained in such documentation. Shares and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers are not committed to buy shares when they return the indication of interest letter: that letter specifically states that “your indication of interest in buying shares does not constitute an agreement on your part to buy any shares.....” Purchasers become committed after the offering is priced and a Lehman Brothers representative offers the shares at the specific price and the purchaser confirms his interest and accepts the offer.

The exact number of reserved shares available to prospective purchasers is generally determined prior to but not later than the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing.

Electronic Distribution — page 127

103.	Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members. We may have further comment.

Lehman Brothers has informed the Company that any electronic distribution that it may undertake in connection with the offering will be conducted in accordance with procedures previously reviewed and approved by the Securities and Exchange Commission.

With respect to other members of the underwriting syndicate, at the time Lehman Brothers sends out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they must confirm in writing at the time of acceptance that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously approved by the Securities and Exchange Commission.

Securities and Exchange Commission
September 14, 2004

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

104.	Please supplementally advise us and disclose as appropriate how you are accounting for the exchange of interests for units in the operating partnership, U-Store-It, L.P and your basis for the accounting. Also please identify the entities and/or individuals that will receive units.

In accordance with Staff Accounting Bulletin No. 48 “Transfers of Nonmonetary Assets by Promoters or Shareholders” the Company will record the contribution of the three facilities for units at the transferors’ historical cost basis determined under generally accepted accounting principles. In response to the Staff’s comment, the Company has identified the entities and/or individuals that will receive units and described the basis for the accounting. See page F-2.

Unaudited Pro Forma Condensed Consolidated Balance Sheet Information, page F-3

105.	We note that the pro forma cash balance is negative. Are cash overdrafts not subject to offset by other cash accounts in the same financial institution classified as liabilities? Please revise as appropriate.

In response to the Staff’s comment, the Company respectfully directs the Staff to the revised pro forma cash balance, which is no longer negative, on page F-3.

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet — March 31, 2004, Page F-5

106.	Please show how you calculated the $275,625 estimated net cash proceeds from the offering of common shares in pro forma adjustment 3(i).

The Company respectfully directs the Staff to the revised calculation on page F-4, pro forma adjustment 2(i), which statement includes the total of the offering costs and details of the estimated offering costs.

107.	Indicate in the description of adjustment (3)(ii) who holds the minority interest in the operating partnership.

In response to the Staff’s comment, the Company has provided the requested disclosure which identifies the Amsdell Entities as the minority interest holder in the operating partnership on page F-4, pro forma adjustment (2)(ii).

108.	Reference is made to adjustment (4) reflecting the financing transactions in which your operating partnership expects to enter. Please disclose whether or not you have a commitment from a lender for the financing. If not, please explain your factual support for this adjustment.

In response to the Staff’s comment, the Company has provided the requested disclosure, on page F-5, pro forma adjustment (3), regarding existing commitments from Lehman Brothers for the financing of three new senior mortgages and disclosure relating to the advanced stages of negotiations with Lehman Brothers to provide a revolving credit facility. The Company expects to have a commitment for its revolving credit facility in the next several days (and, in any event, prior to the next filing of the registration statement).

Securities and Exchange Commission
September 14, 2004

Notes to Combined Financial Statements

Note 2, Summary of Significant Accounting Policies

Storage Facilities, page F-24

109.	Please expand your disclosure of purchase price allocation upon acquisition of new facilities. Discuss your policy for allocating the purchase price to the various real estate components such as land, buildings and intangible assets. Refer to paragraph 37 of SFAS 141, which provides general guidance for assigning amounts to the assets acquired and liabilities assumed. Please clarify how you will determine the fair value for each of these components of the assets acquired. Also, disclose how you will determine the respective amortization periods.

In response to the Staff’s comment, the Company has provided the requested disclosure on pages F-27-28, Note 2.

110.	It appears that your criteria for classification as “held for sale” is more restrictive than what is set forth in paragraph 30 of SFAS 144. Please advise why you believe that in most of your transactions an asset should not be classified as held for sale until the transaction has closed and how this policy is consistent with SFAS 144. We may have further comment.

The Company respectfully submits to the Staff that, as noted in paragraph 30 of SFAS 144, there are six criteria that are all required to be met in order for an asset to be classified as held for sale under generally accepted accounting principles. The criterion that is the most subjective of paragraph 30 of SFAS 144 is “...d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31...”

For the historical period from January 1, 2001 (effective date of SFAS 144) through 2004 the Company did not approve an active plan to sell certain specified storage facilities and therefore, was not actively marketing the properties that were sold. The sales that occurred during this period were the result of unsolicited offers tendered to Acquiport/Amsdell. These sales were the result of one-off sale offers with different purchasers. None of the offers were with significant participants in the industry and therefore, the creditworthiness of the purchasers also was considered in the Company’s assessment of meeting the probability requirement of SFAS 144 paragraph 30. In each instance, Acquiport/Amsdell received a nonrefundable deposit (after a specified due diligence period) from the purchasers in the range of less than 3 percent of the purchase price. Therefore, since the Company did not view these deposits as significant (less than 15 to 20% of the purchase price) and since the Company was at risk as to whether or not the transaction would close (since the purchaser did not have significant dollars at risk or demonstrated creditworthiness), the Company has in these instances determined that the sales of these properties are not probable under criteria d of paragraph 30; and therefore, the Company did not classify the storage facilities as “held for sale” under SFAS 144 prior to the closing date. Furthermore, the Company has had situations where the purchaser did not close

Securities and Exchange Commission
September 14, 2004

on a transaction that was in the nonrefundable deposit stage. The Company believes its application is consistent with the intent of SFAS 144. However, as stated in the Company’s accounting policy on page F-28 each potential transaction is evaluated based on its separate facts and circumstances.

Revenue Recognition, page F-25

111.	Expand the disclosure of your revenue recognition policy. For instance, you state that rental income is recognized in accordance with the terms of the leases. Is revenue recognized on a straight-line basis over the term of the lease or by some other measurement criteria?

In response to the Staff’s comment, the Company has expanded the disclosure regarding its revenue recognition policy on page F-29.

Note 4, Loans Payable, page F-27

112.	Please disclose the pertinent terms of any of the covenants that restrict cash dividends. Refer to Rule 108(e) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully notes that there are no covenants in any of its loan documents which restrict cash dividends. As a result, the Company does not believe that any additional disclosure is required.

Note 12, Subsequent Events, page F-34

113.	Please revise to clarify if the partnership interests acquired in the operating partnership relate only to the outside interests held in Acquiport/Amsdell I Limited Partnership. Also, please advise us of any remaining interests held by parties not affiliated with the Amsdell family.

In response to the Staff’s comment, the Company has revised the disclosure contained in the Subsequent Events footnote on page F-36.

Part II

Item 33, Recent Sales of Unregistered Securities

114.	Please revise to quantify the issuance of limited partnership units and common shares in the second paragraph and the value of the consideration received.

In response to the Staff’s comment, the Company has provided the requested disclosure on pages II-1 and II-2.

115.	Please revise to identify the person or class of persons to whom the securities were issued. Please see Item 701 of Regulation S-K.

Securities and Exchange Commission
September 14, 2004

In response to the Staff’s comment, the Company has provided the requested disclosure on pages II-1 and II-2.

Exhibits

116.	Please file all remaining exhibits at the time of filing the first amendment to your registration statement. Please note that we will need adequate time to review the exhibits once filed, and may have further comment. If you are unable to file the legal and tax opinions with your next amendment, please provide draft opinions for us to review.

In response to the Staff’s comment, the Company is filing a number of the remaining exhibits with Amendment No. 1. The remainder will be filed with Amendment No. 2, and will be provided sooner on a supplemental basis if available earlier. We will provide drafts of the legal and tax opinions on a supplemental basis shortly.

          We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

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     If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact David W. Bonser at 202/637-5868 or me at 202/637-6868 . Thank you for your consideration.

Sincerely,

/s/ Thomas C. Morey

Thomas C. Morey, Esq.

cc:      Steven G. Osgood
           J. Warren Gorrell, Jr., Esq.
           David W. Bonser, Esq.